Exhibit 107

FEE TABLE FOR

SC TO-T

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$193,312,450*	0.0000927	$17,920**

Fees Previously Paid	$0.00		$0.00

Total Transaction Valuation	$193,312,450

Total Fees Due for Filing			$17,920

Total Fees Previously Paid			$0.00

Total Fee Offsets			$0.00

Net Fee Due			$17,920

*

Calculated solely for purposes of determining the filing fee. The transaction value was calculated by adding (a) 10,760,055 shares of issued and outstanding common stock, par value $0.01 per share (the “Shares”), of BBQ Holdings, Inc., a Minnesota corporation (“BBQ Holdings”), multiplied by the offer price of $17.25 per Share, (b) 321,490 Shares issuable pursuant to outstanding options to acquire Shares from BBQ Holdings with an exercise price less than the offer price of $17.25 per share, multiplied by $10.13, which is the offer price of $17.25 per Share less the weighted-average exercise price for such options of $7.12 per Share, and (c) 257,670 Shares issuable pursuant to outstanding time-based and performance-based restricted stock units multiplied by the offer price of $17.25 per Share. The calculation of the filing fee is based on information provided by BBQ Holdings as of August 8, 2022.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2022, issued August 23, 2021, by multiplying the transaction value by 0.0000927.